NEWS RELEASE 06-43	November 16, 2006

FRONTEER’S AURORA INTERSECTS 0.42% U308 OVER 3 METRES AT THE RAINBOW PROJECT IN COASTAL LABRADOR

Fronteer Development Group Inc. ("Fronteer")(FRG-TSX/AMEX) reports that Aurora Energy Resources Inc. ("Aurora") (AXU-Toronto Stock Exchange), in which Fronteer holds a 47.25% interest, has announced that near surface uranium mineralization has been intersected in nine holes on the Rainbow project, which is located approximately three kilometres southwest of Aurora’s Michelin deposit (“Michelin”).

These new results confirm another deposit in this emerging district with the potential to develop into a meaningful resource with further drilling. Highlights of Aurora’s recent drilling include:

  0.13% U3 O8 over 18.80 metres in RZ-06-01A (confirmation hole RZ-71-6).

  0.15% U3O8 over 9.35 metres in RZ-06-02.

  0.15% U3 O8 over 7.7 metres in RZ-06-07.

  0.42% U3 O8 over 3.00 metres in RZ-06-11.

In July, Aurora completed a 2,483 metres drill program, which was designed to validate historic results from the limited drilling carried out by Brinex in the 1970s (six historic drill holes), as well as to test for mineralized ore shoots similar to those found at Michelin and Jacques Lake.

Aurora has delineated an initial deposit that is at least 300 metres long and up to 13 metres wide (true thickness). This deposit was intersected at depths of between 15 and 115 vertical metres and is open for expansion along strike. It has not been drill tested below 150 metres. Follow up drilling is planed for 2007. The orientation of mineralized zones is interpreted to be near perpendicular to the drillholes and true widths are approximately 90% of those stated.

Hole ID	From	To	Interval(m)	% U3 O8
RZ-06-01A	39.00	57.80	18.80	0.125
incl.	39.00	43.00	4.00	0.252
RZ-06-02	64.35	73.70	9.35	0.154
incl.	64.35	67.95	3.60	0.278
RZ-06-03	NSV
RZ-06-04	NSV
RZ-06-05	46.50	52.00	5.50	0.116
RZ-06-06	NSV
RZ-06-07	70.00	77.69	7.69	0.147
incl.	70.00	74.00	4.00	0.246
RZ-06-08	NSV
RZ-06-09	65.50	67.50	2.00	0.110
RZ-06-10	104.00	112.45	8.45	0.070

incl.	104.00	105.00	1.00	0.106
RZ-06-11	116.00	119.00	3.00	0.415
RZ-06-12	NSV
RZ-06-13	20.00	21.50	1.50	0.223
and	107.24	108.24	1.00	0.105
RZ-06-14	161.20	163.34	2.14	0.129
RZ-06-15	NSV

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. Fronteer currently has 10 drill rigs operating in Turkey on four gold projects, one drill rig operating in Mexico on two gold-silver projects. Fronteer also has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon where it has just completed an extensive exploration program. Fronteer holds a 47.25% interest in Aurora Energy Resources (AXU-TSX), which has a current market capitalization of approximately CDN$843 million. Fronteer has a strong balance sheet with approximately CDN$43 million in cash and marketable securities.

For further information on Fronteer visit www.fronteergroup.com or contact:

Dr. Mark O'Dea, President & CEO
Dr. Rick Valenta, VP Exploration & COO
(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Ian Cunningham-Dunlop, P.Eng, Vice President, Exploration for Aurora, is the designated Qualified Person for Aurora on the Central Labrador Uranium Project.

Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates potential for expansion and potential size of future exploration programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Prospectus dated March 8, 2006 available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.